UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)[1]

Support.com, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86858W200
(CUSIP Number)

JULIAN SINGER
JDS1, LLC
2200 Fletcher Avenue, Suite 501
Fort Lee, New Jersey 07024
(201) 592-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________________
[1]      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86858W200

1	NAME OF REPORTING PERSONS JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

 CUSIP No. 86858W200

1	NAME OF REPORTING PERSONS Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned.
Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is hereby amended and restated in its entirety as follows:

This statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Support.com, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1521 Concord Pike (US 202), Suite 301, Wilmington, DE 19803.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On October 3, 2019, the Reporting Persons delivered a letter to the Issuer (the “Books and Records Demand”) demanding, pursuant to Section 220 of the Delaware General Corporation Law, inspection of the Issuer’s Books and Records (as defined therein) regarding, among other things, the decision-making process and deliberations undertaken by the Board and the Nominating and Corporate Governance Committee in connection with the implementation of the Issuer’s current Section 382 Tax Benefits Preservation Plan (the “Plan”).  The Reporting Persons state in the Books and Records Demand that they believe that the Board appears to be using its purported Section 382 purpose for the Plan as cover to obfuscate the Plan’s real intended purpose as a tool for board entrenchment.  In addition, the Reporting Persons in the Books and Records Demand seek books and records that will allow them to investigate potential mismanagement, wrongdoing and/or breaches of fiduciary duties by members of the Board or others in connection with the consideration by the Issuer of the Board candidates nominated by the Reporting Persons.  The Books and Records Demand states that despite being encouraged by the Board to submit such nominations, the Issuer did not interview any of the Reporting Persons’ highly qualified Board nominees.
The foregoing description of the Books and Records Demand does not purport to be complete and is qualified in its entirety by reference to the full text of the Books and Records Demand, which is filed as Exhibit 99.1 and is incorporated herein by reference.
The Reporting Persons acquired their positions in the Shares in the belief that the current share price does not reflect the intrinsic value of the Issuer and continues to represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, as amended. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, including transactions in which the Reporting Persons may seek to participate and potentially engage in (as a purchaser or investor), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 7.	Material to be Filed as Exhibits.
99.1	Books and Records Demand.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2019

JDS1, LLC

By:	/s/Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Julian Singer
JULIAN SINGER